

Mail Stop 4631

November 4, 2015

Via E-mail
Yu Cheng Yang
Chef Executive Officer
EOS Inc.
Room 1106, 11F., No. 101, Section 2, Nanjing E. Road,
Zhongshan District,
Taipei City, 104, Taiwan (Republic of China)

> **Re: EOS Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 21, 2015**
> **File No. 333-206853**

Dear Mr. Yang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2015 letter.

General

1. We note your response to comment three of our letter dated October 5, 2015. To the extent that Mr. Ming-Feng Li may be considered a control person or a promoter of the company, please expand the disclosure to the extent necessary to comply with all material requirements of Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

2. Please provide the representations requested by us in the closing part of our previous letter.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Alfred Pavot, Staff Accountant, at (202) 551-3738 or if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Thomas E. Stepp, Jr. (*via e-mail*)
    Stepp Law Corporation